

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Simon Dawson
Chief Executive Officer
StemGen, Inc.
1 Performance Drive, Suite F
Angleton, TX 77515

   Re: StemGen, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed May 14, 2020
     File No. 333-235837

Dear Mr. Dawson:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2020 letter.

Form S-1/A filed May 14, 2020

Cover Page

1. We note your response to prior comment 1. It appears that your common stock continues to be quoted on the OTC Pink. As we noted in our prior comment, quotation on the OTC Pink does not satisfy the requirement that there be an established public trading market, with respect to secondary at-the-market offerings, for purposes of identifying the offering price on the prospectus cover page as required by Item 501(b)(3) of Regulation S-K. Refer to Item 201(a)(1)(iii) of Regulation S-K, which provides that "the existence of limited or sporadic quotations" such as the Pink Sheets "should not of itself be deemed an established public trading market." Therefore, please revise to reflect the fixed price at which the shares will be offered.

Risk Factors, page 3

2.   Please add a risk factor concerning your previous inability to timely file your periodic reports under the Securities and Exchange Act of 1934. Please discuss in this risk factor the risk that investors may not have access to current or timely financial information about your company.

Interim Financial Statements , page F-1

3.   Please update your interim financial statements through March 31, 2020. Refer to Item 11(e) of Form S-1 and Rule 8-08 of Regulation S-X. Similarly, we note it appears that you have not timely filed your Form 10-Q for the quarterly period ended March 31, 2020. If you are unable to timely file this report, you should file a Form 12b-25. Refer to Rule 12b-25.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Robert Sonfield